SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(l) of the Securities Exchange Act of 1934

CNET Networks, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, $0.0001 par value

(Title of Class of Securities)

125945105

(CUSIP Number of Class of Securities Underlying Options to Purchase Shares of Common Stock)

George E. Mazzotta

CNET Networks, Inc.

235 Second Street

San Francisco, CA 94105

(415) 344-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Ora T. Fisher, Esq.

Keith Benson, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$6,208,292.55	$190.59

*	This amount assumes that options to purchase a total of 1,010,684 shares of common stock of CNET Networks, Inc. having an aggregate value of $6,208,292.55 as of February 28, 2007 will be accepted for amendment pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by CNET Networks, Inc., a Delaware corporation (the “Company”), to amend certain options (the “Eligible Options”) to purchase shares of the Company’s common stock which were granted under any of the Company’s Amended and Restated Stock Option Plan, Amended and Restated 1997 Stock Option Plan, 2000 Stock Incentive Plan and 2001 Stock Incentive Plan (all such plans, arrangements and assumptions are sometimes hereinafter referred to collectively as the “Plans”) that: (i) have exercise prices per share that were less than the fair market value per share of the common stock underlying the option on the option’s measurement date for financial accounting purposes, (ii) were unvested, either in whole or in part, as of December 31, 2004, and (iii) are outstanding (unexercised) as of the last date on which the Offer remains open for acceptance. Eligible employees are those employees of the Company or one of its subsidiaries as of the expiration date of the Offer who are subject to United States federal income taxes. The Offer is not being made to any of the Company’s current or former executive officers or directors.

Eligible employees may elect (i) to have Eligible Options amended to increase their exercise prices per share to be equal to what the fair market value per share of the Company’s common stock was on the option’s deemed grant date, and (ii) to receive a cash payment with respect to such amended options equal to the difference between the new exercise price of the amended option and the original exercise price of each eligible option, less applicable tax withholding. The cash payments will be made on the first payroll date following January 1, 2008. The delay in the cash payments is required in order to avoid adverse tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended.

The amendment of the Eligible Options will be made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend Certain Options, dated March 7, 2007 (the “Offer to Amend”), (ii) the related e-mail from george.mazzotta@cnet.com dated March 7, 2007, (iii) the Election Form, and (iv) the Withdrawal Form. These documents, as they may be amended or supplemented from time to time, constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(a) through (a)(1)(d), respectively.

The information contained in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

The Offer is being made for compensatory purposes in order to minimize or avoid potentially material adverse personal tax consequences to eligible employees. The Offer is being made in compliance with the relief granted by the staff of the Division of Corporation Finance of the Securities and Exchange Commission pursuant to CNET Networks, Inc.—Request for Exemptive Relief issued on February 28, 2007 and Exemptive Order for Issuer Exchange Offers that are Conducted for Compensatory Purposes issued on March 21, 2001.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Amend under “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

The name of the issuer is CNET Networks, Inc. The address of its principal executive office is 235 Second Street, San Francisco, CA 94105 and the telephone number at that address is (415) 344-2000.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to the Eligible Options. As of February 28, 2007, Eligible Options to purchase up to a total of 1,010,684 shares of common stock of the Company were outstanding. The information set forth in the Offer to Amend under “Summary Term Sheet and Questions and Answers” and “The Offer—Number of options and amount of consideration; expiration date” is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Amend under “The Offer—Price range of shares underlying the options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The Company is the filing person. The information set forth under Item 2(a) above and in the Offer to Amend under “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Amend under “Summary Term Sheet and Questions and Answers” and “The Offer” is incorporated herein by reference.

(b)	Purchases.

None of the members of CNET’s Board of Directors or CNET’s executive officers may participate in the offer. The information set forth in the Offer to Amend under “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(a)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Amend under “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Amend under “Summary Term Sheet and Questions and Answers” and “The Offer—Purpose of the offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Amend under “Summary Term Sheet and Questions and Answers,” “The Offer—Acceptance of options for amendment and cash payments” and “The Offer—Status of options amended pursuant to the terms of the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Amend under “The Offer—Purpose of the offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Amend under “The Offer—Source and amount of consideration; terms of amended options” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Amend under “The Offer –Conditions of the offer” is incorporated herein by reference.

(c)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Amend under “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Amend under “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth or incorporated by reference in the Offer to Amend under “The Offer —Information concerning CNET,” “—Additional Information” and “—Financial statements” is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 is incorporated by reference herein and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Amend under “The Offer—Legal matters; regulatory approvals” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(a)	Offer to Amend Certain Options, dated March 7, 2007.

(a)(1)(b)	E-mail of Announcement of Tender Offer, dated March 7, 2007, including Addendum.

(a)(1)(c)	Election Form.

(a)(1)(d)	Withdrawal Form.

(a)(1)(e)	Form of Promise to Make Cash Payment.

(a)(1)(f)	Forms of Confirmation E-mail.

(a)(1)(g)	Forms of Reminder E-mail to Eligible Employees.

(a)(1)(h)	Form of Amendment to Stock Option Agreements.

(a)(1)(i)	Form of Notice of Acceptance of Options for Amendment.

(a)(1)(j)	CNET Networks, Inc. Employee Presentation Materials.

(b)	Not Applicable.

(c)	Not Applicable.

(d)(1)	CNET Networks, Inc. Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (File No. 000-20939), filed with the SEC on March 31, 1998).

(d)(2)	CNET Networks, Inc. Amended and Restated 1997 Stock Option Plan (incorporated by reference to Exhibit A to the Company’s definitive Proxy Statement for its 1997 Annual Meeting of Stockholders, filed with the SEC on April 28, 1997).

(d)(3)	CNET Networks, Inc. 2000 Stock Incentive Plan (incorporated by reference to Exhibit 4.2 to the Company’s Form S-8 (File No. 333-58724), filed with the SEC on April 11, 2001).

(d)(4)	CNET Networks, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-85374), filed on April 2, 2002).

(e)	Not Applicable.

(f)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CNET Networks, Inc.

/s/ George E. Mazzotta
Name: George E. Mazzotta
Title: Chief Financial Officer

Date: March 7, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(a)	Offer to Amend Certain Options, dated March 7, 2007.

(a)(1)(b)	E-mail of Announcement of Tender Offer, dated March 7, 2007, including Addendum.

(a)(1)(c)	Election Form.

(a)(1)(d)	Withdrawal Form.

(a)(1)(e)	Form of Promise to Make Cash Payment.

(a)(1)(f)	Forms of Confirmation E-mail.

(a)(1)(g)	Forms of Reminder E-mail to Eligible Employees.

(a)(1)(h)	Form of Amendment to Stock Option Agreements.

(a)(1)(i)	Form of Notice of Acceptance of Options for Amendment.

(a)(1)(j)	CNET Networks, Inc. Employee Presentation Materials.

(d)(1)	CNET Networks, Inc. Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (File No. 000-20939), filed with the SEC on March 31, 1998).

(d)(2)	CNET Networks, Inc. Amended and Restated 1997 Stock Option Plan (incorporated by reference to Exhibit A to the Company’s definitive Proxy Statement for its 1997 Annual Meeting of Stockholders, filed with the SEC on April 28, 1997).

(d)(3)	CNET Networks, Inc. 2000 Stock Incentive Plan (incorporated by reference to Exhibit 4.2 to the Company’s Form S-8 (File No. 333-58724), filed with the SEC on April 11, 2001).

(d)(4)	CNET Networks, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-85374), filed on April 2, 2002).